SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated March 9, 2004

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F  X           Form 40-F
                                -----                   -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes              No   X
                                  -----          -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes              No   X
                                  -----          -----

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes              No   X
                                  -----          -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                      -----------


                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated March 9, 2004, announcing the release, with IBM, of Version 5 Release 13 (V5R13) of their product lifecycle management (PLM) portfolio.



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                  Dassault Systemes and IBM Announce Version 5
                     Release 13 of their Product Lifecycle
                              Management Portfolio

            "PLM Workspace for Collective Innovation" revolutionizes
                   product development by merging design and
                     data management in single V5 interface

Paris, France - March 9, 2004 - Dassault Systemes (Nasdaq: DASTY; Euronext
Paris: #13065, DSY.PA) and IBM today announced the release of Version 5 Release 13 (V5R13) of their product lifecycle management (PLM) portfolio, comprised of CATIA for collaborative product development, and ENOVIA and SMARTEAM for product data and life cycle management, collaboration, and decision support. Concurrently, Dassault Systemes announced V5R13 of DELMIA for the engineering of lean manufacturing processes.

V5R13 is the result of development collaboration between industry-leading manufacturers, their supply chains, and Dassault Systemes. These companies have chosen V5R13 to support their major new product programs.

The new release extends the power of leading-edge engineering practices to include relational design, a breakthrough PLM best practice that provides engineers with full visibility on dependencies and the impact of their decisions. With relational design, they can better manage design modifications, including impacts on functional specifications, analysis, and manufacturing constraints. This practice results in higher quality designs the first time, fewer engineering changes later in the design cycle, and more opportunity for innovation.

A major innovation in the V5R13 release is the new ENOVIA VPM Navigator product that enables manufacturers to take maximum advantage of relational design, integrating ENOVIA's virtual product definition into CATIA's easy-to-use design environment. This unified PLM workspace empowers teams to work together as one during the critical product development phases, resulting in faster and easier "right first time" collective product innovation.

V5R13 also extends industry-specific capabilities that support new product introduction programs, makes them available to supply chains and smaller businesses, and improves deployability through increased openness and standards support.

The V5R13 product portfolio brings business value to manufacturers in the following areas:

Powers Major Product Programs - V5R13 powers major product programs by enabling manufacturers and their supply chain to deploy competitive new PLM best practices that reduce development cycles by at least 20%.

Design in Context, Decide in Context - ENOVIA VPM Navigator provides unprecedented data management capabilities from within the familiar environment of CATIA, allowing engineers to manage their designs in the context of the overall product, collaborate in a dynamic design environment, avoid errors, and speed development cycles. The new application enables companies to view the full implications of design changes in order to facilitate decision-making and reduce the risk associated with new product innovation.

                                    - more -

Process Expertise Inside - Best practices captured in new industry-specific applications and process templates enable manufacturers to deploy competitive methodologies to increase productivity through streamlined processes. For example, V5R13 introduces new specialized CATIA products for automotive body-in-white, electrical design and documentation, and cast and forged parts.

World Class PLM for Medium-sized Businesses - V5R13 makes robust PLM practices available to companies of all sizes through specialized right-sized PLM packages for Industrial & Consumer Products, the Electronics industry, and the Automotive and Aerospace Supply Chains. SMARTEAM's new platform-independent infrastructure, thin-client CATIA integration and Program Management extend product life cycle capabilities within and beyond the corporate firewall.

Proven Openness and Standards Support - Underscoring IBM and Dassault Systemes' commitment to openness and global IT standards, V5R13 includes enhancements in APIs, plug-ins, interfaces, and standards. These improvements make it easier for companies to personalize their PLM platforms, share data with systems used by partners, and integrate PLM solutions with legacy systems.

"V5R13 ushers in a new era of PLM-driven innovation," said Bernard Charles, president and CEO, Dassault Systemes. "Merging product design with product data management in a single unified environment makes it significantly easier for engineers to effectively collaborate, navigate and work in context on complex product structures. It enables them to exploit relational design to its full extent. The benefit of knowing in advance the impact of engineering changes, as well as the associated time savings, allows manufacturers to focus on innovation
- the key to success in today's competitive marketplace."

"To break into global healthcare markets, our company required a complete solution for the development and delivery of innovative surgical instruments and implants," said Sylvie Plumet, vice-president, Aesculap Implants, a European leader in the medical implant device market. "Our new V5 platform delivers improved product development and collaborative functionalities. Automated design updates and tracking functions allow us to reduce the time necessary to develop and deliver high quality orthopedic devices to a growing international market. More importantly for our business, we now have total traceability of the entire product development process. The PLM platform from IBM and Dassault Systemes provides a complete solution for product design, collaboration and documentation, all essential to stay competitive and grow our business."

V5R13 Brand Highlights: for detailed V5R13 brand information, visit http://plm.3ds.com/V5R13 or http://www.ibm.com/solutions/plm

CATIA for collaborative product development - facilitates business transformation and large-scale deployment of PLM with dedicated products such as the new CATIA - Cast and Forged Parts Optimizer 2 (CFO) that reduces the time required to complete the design and manufacturing preparation of a forged part by up to 15%.

ENOVIA for product data and lifecycle management and decision support - provides unprecedented data management capabilities from within the familiar environment of CATIA with the new ENOVIA VPM Navigator product that enables design engineers to seamlessly design in context in a collaborative workspace.

SMARTEAM for product lifecycle collaboration - delivers a new platform-independent infrastructure that powers the new, intuitive, thin-client SMARTEAM - CATIA Xtended Integration (CIX) product for CATIA V5 users, new configuration management capabilities, and the new SMARTEAM - Program Management product.

                                    - more -

DELMIA for the engineering of lean manufacturing processes - enables manufacturing process-planning collaboration between an OEM and its Tier 1 suppliers, as well as reduces by as much as 90% the time it takes to update large product structures between the Engineering Hub and Manufacturing hubs.

                                       ###


About Dassault Systemes

As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), ENVIA(R), DELMIA(TM), SMARTEAM(R)), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com



About IBM

IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com



Dassault Systemes Press Contacts:     IBM Press Contact:                 Dassault Systemes Investor Contacts:
Anthony Marechal                      Jennifer Feller                    Emma Rutherford, Harriet Keen
+33 1 55 49 84 21                     +33 1 41 88 61 89                  Financial Dynamics
anthony_marechal@ds-fr.com            jennyfeller@fr.ibm.com

Derek Lane (Americas)                                                    +44 207 831 3113
+1(818) 673-2243
derek_lane@ds-us.com

Graphics omitted.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         DASSAULT SYSTEMES S.A.


     Date: March 9, 2004                 By:      /s/ Thibault de Tersant
                                                      -----------------------
                                         Name:    Thibault de Tersant
                                         Title:   Executive Vice President,
                                                  Finance and Administration